UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces Formation of Independent Special Committee to Conduct Independent Review and Investigation into Muddy Waters Allegations

BEIJING, Dec. 21, 2017 /PRNewswire/ -- China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced that in order to provide the highest level of transparency to its shareholders, the Company’s Board of Directors (the “Board”) has formed an independent special committee (the “Special Committee”) to conduct an independent review of the allegations raised in a report issued by Muddy Waters LLC dated December 20, 2017 (the “Report”). The Special Committee is comprised of three independent directors of the Company, Buting Yang, Sheve Li Tay, and Hong Huang, with Mr. Huang being the chairperson. The Special Committee is authorized to retain independent advisors in connection with its review and investigation.

“The Special Committee has decided to retain a top-tier international law firm to conduct an independent third-party investigation into these accusations. We look forward to providing investors and other interested parties with the results of the investigation shortly,” said Mr. Huang.

“The Report contains numerous errors of facts and misleading speculations that are libelous and we categorically deny such speculations. These speculations have caused significant damage to our company and we are resolved to take such actions necessary to defend ourselves and protect the interests of our shareholders. Additionally, we have instructed counsel to explore our recourse against Muddy Waters for making such irresponsible, baseless and libelous statements, including but not limited to instituting legal proceedings against them. We are committed to a high level of corporate governance and stand by the integrity of our financial statements, business operations and customer relationships, ” Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS added, “Management will fully cooperate with the Special Committee and its investigation. In fact, the Company has already begun the process of gathering additional information to provide investors and interested parties to refute the false allegations. We are confident that this investigation will vindicate the company’s financial disclosures to be accurate in all material respects.”

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com
Phone: +1 732 910 9692

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2017	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer